UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Diversified Healthcare Trust

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value per share

(Title of Class of Securities)

25525P107

(CUSIP Number)

LAURA ARNOLD

FLAT FOOTED LLC

3415 North Pines Way

Suite 205

Wilson, Wyoming 83014

(917) 439-7926

SEAN E. O’DONNELL

CHRISTOPHER CARTY

HERRICK, FEINSTEIN LLP

Two Park Avenue

New York, New York 10016

(212) 592-1500

ANDREW M. FREEDMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25525P107

1	NAME OF REPORTING PERSON

FLAT FOOTED LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		17,669,635
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

17,669,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,669,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IA, OO, HC

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CUSIP No. 25525P107

1	NAME OF REPORTING PERSON

MARC ANDERSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		17,669,635
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

17,669,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,669,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN, HC

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CUSIP No. 25525P107

Explanatory Note

The Reporting Persons (as defined below) filed a Schedule 13G with the Securities and Exchange Commission (the “SEC”) on February 14, 2023 to report that, as of December 31, 2022, the Reporting Persons beneficially owned 16,730,156 common shares of beneficial interest, $0.01 par value per share (the “Shares”), of Diversified Healthcare Trust, a Maryland real estate investment trust (the “Issuer”), or approximately 7.0% of the then-outstanding Shares. As of January 19, 2023, the Reporting Persons ceased to beneficially own more than five percent of the then-outstanding Shares. On May 17, 2023, the Reporting Persons acquired Shares that increased their beneficial ownership to more than five percent of the outstanding Shares, and are filing this statement on Schedule 13D to report such acquisition pursuant to Rule 13d-1(a).

Item 1.	Security and Issuer.

This statement relates to the Shares of the Issuer. The address of the principal executive office of the Issuer is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Flat Footed LLC, a Delaware limited liability corporation (“Flat Footed”), as the investment manager to FF Hybrid LP and GP Recovery Fund LLC (together, the “Funds”) with respect to the Shares directly owned by the Funds; and
(ii)	Marc Andersen, as the Managing Member of Flat Footed.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of the Reporting Persons is 3415 North Pines Way, Suite 205, Wilson, Wyoming 83014.

(c)       The principal business of Flat Footed is serving as an investment manager to various private funds which hold securities for the benefit of their investors, including the Funds. The principal occupation of Mr. Andersen is serving as the Managing Member of Flat Footed.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Andersen is a citizen of the United States of America and Canada.

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CUSIP No. 25525P107

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by the Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 17,669,635 Shares beneficially owned by the Funds is approximately $21,228,325, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On May 23, 2023, the Reporting Persons delivered a letter (the “Letter”) to the Board of Trustees of the Issuer (the “Board”) expressing the Reporting Persons’ strong opposition to the Issuer’s proposed merger (the “Proposed Merger”) with Office Properties Income Trust (“OPI”) and their intention to vote against the Proposed Merger. In the Letter, the Reporting Persons provide the following reasons for their opposition to the Proposed Merger:

(i)	The Proposed Merger significantly undervalues the Issuer’s assets and growth potential;
(ii)	The Proposed Merger would weigh down the combined company with OPI’s failing office portfolio and deteriorating balance sheet;
(iii)	The Proposed Merger benefits OPI and The RMR Group LLC (“RMR”) at the direct expense of the Issuer and its stakeholders; and
(iv)	There are vastly superior alternatives to the Proposed Merger.

The Letter further highlights that there are many superior alternatives available to address the Issuer’s upcoming debt maturities, such as curtailing RMR’s fee-driven spending to preserve cash or a targeted sale of a small percentage of its assets. The Reporting Persons note in the Letter that based on unsolicited feedback received from other stakeholders and the market’s reaction to the Proposed Merger (the Issuer’s Shares have traded down more than 19% since the Proposed Merger was announced), the Reporting Persons can state with confidence that their views are widely held.

The Letter also demonstrates the ways in which the Proposed Merger dramatically undervalues the Issuer. Under the terms of the Proposed Merger, shareholders of the Issuer are set to receive consideration worth only $0.97, which is 43% below the headline $1.70 offer and 22% below the trading price the day before the announcement – clearly not a takeover premium, according to the Reporting Persons, but rather a remarkable take-under.

The Letter highlights that just one year ago the Board deemed a $4.00 per Share cash offer for the Issuer to be inadequate, yet, now, the Board is recommending a transaction in which the Issuer’s shareholders are forced to accept $0.97 per share of OPI stock – which continues to decline.

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CUSIP No. 25525P107

The Letter is critical of RMR for utilizing a grossly overvalued OPI share price when orchestrating the Proposed Merger’s terms, as evidenced by the following:

(i)	OPI’s delayed announcement of its dividend cut from $2.20 to $1.00 per share until after the merger terms were set;
(ii)	OPI’s rapidly deteriorating operating metrics – reported during OPI’s first quarter earnings call after the Proposed Merger announcement; and
(iii)	OPI’s share price collapsing 43% as a result.

The Letter concludes by noting that the Issuer is uniquely positioned to capitalize on the rapidly growing senior housing market, which has yet to be reflected in its Share price, and there is no basis to dampen the Issuer’s prospects by burdening it with OPI’s dying commercial office portfolio and looming debt refinancings.

A copy of the Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including an alternative sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 239,682,467 Shares outstanding as of May 3, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 8, 2023.

A.	Flat Footed
(a)	As the investment manager of the Funds, Flat Footed may be deemed to beneficially own the 17,669,635 Shares held by the Funds.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 17,669,635
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 17,669,635
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CUSIP No. 25525P107

(c)	The transactions in the Shares by Flat Footed through the Funds during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Mr. Andersen
(a)	As the Managing Member of Flat Footed, Mr. Andersen may be deemed to beneficially own the 17,669,635 Shares held by the Funds.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 17,669,635
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 17,669,635
(c)	Mr. Andersen has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Flat Footed through the Funds during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 23, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Letter to the Board of Trustees of the Issuer, dated May 23, 2023.
99.2	Joint Filing Agreement, dated May 23, 2023.

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CUSIP No. 25525P107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2023

Flat Footed LLC

By:	/s/ Marc Andersen
	Name:	Marc Andersen
	Title:	Managing Member

/s/ Marc Andersen
Marc Andersen

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CUSIP No. 25525P107

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

FLAT FOOTED LLC

(through the Funds)

Sale of Common Shares	(11,100)	1.2500	04/10/2023
Sale of Common Shares	(214,130)	1.2345	04/10/2023
Sale of Common Shares	(109,665)	1.2175	04/11/2023
Sale of Common Shares	(344,738)	1.2019	04/11/2023
Sale of Common Shares	(781,647)	1.2179	04/11/2023
Purchase of Common Shares	30,000	0.8777	05/08/2023
Purchase of Common Shares	71,896	0.8618	05/08/2023
Purchase of Common Shares	137,309	0.8602	05/09/2023
Purchase of Common Shares	153,961	0.8662	05/09/2023
Purchase of Common Shares	221,174	0.8775	05/09/2023
Purchase of Common Shares	225,680	0.8747	05/10/2023
Purchase of Common Shares	635,282	0.8743	05/10/2023
Purchase of Common Shares	219,342	0.8656	05/11/2023
Purchase of Common Shares	48,702	0.8543	05/11/2023
Purchase of Common Shares	812,091	0.8666	05/11/2023
Purchase of Common Shares	168,585	0.8644	05/12/2023
Purchase of Common Shares	862,574	0.8721	05/12/2023
Purchase of Common Shares	168,841	0.8612	05/12/2023
Purchase of Common Shares	567,265	0.8637	05/15/2023
Purchase of Common Shares	801,759	0.8629	05/15/2023
Purchase of Common Shares	228,740	0.8605	05/15/2023
Purchase of Common Shares	869,488	0.8726	05/16/2023
Purchase of Common Shares	535,419	0.8711	05/16/2023
Purchase of Common Shares	88,908	0.8702	05/16/2023
Purchase of Common Shares	36,099	0.9058	05/17/2023
Purchase of Common Shares	726,816	0.9415	05/17/2023
Purchase of Common Shares	1,287,222	0.9154	05/17/2023
Purchase of Common Shares	866,468	0.9674	05/18/2023
Purchase of Common Shares	1,569,688	0.9810	05/18/2023
Purchase of Common Shares	980,858	1.0050	05/19/2023
Purchase of Common Shares	1,663,813	1.0027	05/19/2023
Purchase of Common Shares	239,414	1.0073	05/22/2023
Purchase of Common Shares	350,000	1.0493	05/22/2023